UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAESARS HOLDINGS, INC.

f/k/a Caesars Entertainment Corporation

(Name of Subject Company (Issuer))

CAESARS HOLDINGS, INC.

(Names of Filing Person (Issuer))

5.00% Convertible Senior Notes Due 2024

(Title of Class of Securities)

127686 AA1

(CUSIP Number of Class of Securities)

Caesars Holdings, Inc.

One Caesars Palace Drive

Las Vegas, NV 89109

(702) 407-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Deborah R. Conrad

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4671

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,139,510,348.73	$147,908.44
*

Estimated solely for purposes of calculating the filing fee. The purchase price of the 5.00% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is calculated as the sum of (a) $1,118,080,473.00, representing 100% of the principal amount of the Notes outstanding as of July 17, 2020, plus (b) $21,429,875.73, representing accrued but unpaid interest on the Notes up to, but excluding, August 19, 2020 the repurchase date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$147,908.44	Filing Party:	Caesars Holdings, Inc.
Form of Registration No.	005-41450	Date Filed:	July 21, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Caesars Holdings, Inc., a Delaware corporation formerly known as Caesars Entertainment Corporation (the “Company”) on July 21, 2020 (the “Schedule TO”).

As required by the Indenture, dated as of October 6, 2017 (the “Original Indenture”), between the Company and Delaware Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 27, 2019 (the “First Supplemental Indenture”), between the Company and the Trustee and the Second Supplemental Indenture, dated as of July 20, 2020, among the Company, Caesars Entertainment, Inc., a Delaware corporation formerly known as Eldorado Resorts, Inc. (“Parent”), and the Trustee (the “Second Supplemental Indenture,” and the Original Indenture together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Indenture”), relating to the Company’s 5.00% Convertible Senior Notes due 2024 (the “Notes”), the Schedule TO was filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding August 19, 2020, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change Notice, Make-Whole Fundamental Change and Entry into Supplemental Indenture, dated July 21, 2020 (the “Notice”), attached as Exhibit (a)(1) to the Schedule TO, (ii) the Indenture and (iii) the Notes.

The information in the Notice is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplement to the extent specifically provided herein.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 are hereby amended and supplemented by adding the following text at the end thereof:

In accordance with the terms of the Notice, the offer to purchase expired at 5:00 p.m. New York City time, on August 18, 2020 (the “Expiration Time”), and was not extended. The Trustee has informed the Company that as of the Expiration Time, $158,514 aggregate principal amount of the Notes were validly tendered (and not properly withdrawn) for purchase.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Caesars Holdings, Inc.

By:	/s/ Edmund L. Quatmann, Jr.
	Name:	Edmund L. Quatmann, Jr.
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Date: August 20, 2020